3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

April 23, 2018

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Dominic Minore, Senior Counsel

Re:	Managed Duration Investment Grade Municipal Fund – Non-Management Proxy Materials Submitted by Karpus Investment Management, et al

Dear Mr. O’Connor:

On behalf of our client, Managed Duration Investment Grade Municipal Fund, a Delaware statutory trust (the “Trust”), we are submitting this letter in connection with preliminary proxy materials submitted by Karpus Management, Inc. (“Karpus”), George W. Karpus, and Arthur Charles Regan (together, the “Karpus Group”) via EDGAR on April 13, 2018 (the “Karpus Materials”). We are submitting this letter to the staff of the Commission’s Division of Investment Management (the “Staff”) to address what the Trust believes are deficiencies in the Karpus Materials that the Karpus Group intends to send to the Trust’s shareholders.

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We have reviewed the Karpus Materials and we believe in several instances that they are materially deficient. Specifically, we would like to draw your attention to following:

1.         In the second bullet point under “Background to the Solicitation” on page 3 of the Karpus Materials, the Karpus group fails to accurately disclose those documents which comprise the Trust’s “governing instruments” under the Delaware Statutory Trust Act (the “DSTA”) or to accurately disclose the procedure for shareholder nominations. Consistent with DSTA, the Trust’s “governing instruments” include any written instrument that provides for the governance of the affairs of the Trust and the conduct of its business, which includes the Trust’s currently effective Agreement and Declaration of Trust, its By-Laws and its Nominating and Governance Committee and Audit Committee Charters. By failing to accurately disclose the

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Trust’s governing instruments the Karpus Group selectively fails to disclose material information necessary to make their disclosures not misleading.

2.        In the sixth bullet point under “Background to the Solicitation” on page 3 of the Karpus Materials, the Karpus Group falsely claims that they initially informed the Trust that their proposal with respect to declassification was “non-binding.”

3.        Under “Our Nominee” on page 5 of the Karpus Materials, the Karpus Group fails to disclose sufficient (if any) information regarding the material business relationship between Karpus and the Karpus nominee. The Karpus Group discloses that the Karpus Group has retained Regan & Associates, Inc., an entity owned and controlled by the Karpus nominee, to solicit proxies on the Karpus Group’s behalf. However, the Karpus Materials are, in the Trust’s view, materially misleading because the Karpus Materials omit material information regarding substantial fees received by the Karpus nominee from Karpus. The Karpus Group’s failure to disclose these fees is a material omission as investors may not be able to fully evaluate whether the Karpus nominee’s interests are aligned with those of all of the Trust’s shareholders due to the Karpus nominee’s ongoing material business relationship with Karpus. The Trust believes that this disclosure is necessary information for shareholders to receive in order to be apprised of potential conflicts of interest that may exist between the nominee and the Trust and its shareholders other than the Karpus Group. Failure to disclose these fees and the amount of such fees violates the requirements of Rule 14a-9 of the Securities Exchange Act of 1934, as amended.

4.        Under “Reasons for Our Solicitation to Elect the Karpus Nominee” on page 5 of the Karpus Materials, the Karpus Group misleadingly omits the Trust’s performance for all relevant periods including the one-year and year-to-date performance. To the extent the Karpus Group wishes to provide performance information it should meet the same disclosure standards to which the Trust is held. To do otherwise permits the Karpus Group to “cherry-pick” and omit material information necessary to make their disclosure not materially misleading in violation of Rule 14a-9.

5.        Under “Reasons for Our Solicitation to Elect the Karpus Nominee” on page 6 of the Karpus Materials, the Karpus Group claims that the Fund’s discount is “wider than average,” which is factually false and violates Rule 14a-9. The average discount for closed-end funds is -6.08%1 and the average discount for closed-end funds in the Fund’s peer group is -8.09%;2 both of which are wider than the Fund’s current discount of -5.18%.3

1 Source: Data as of 4/06/2018, from CEFA.com. The data is sourced by Lipper and includes 514 closed-end funds, 434 of which are trading at a discount.

2 Source: Data as of 4/16/2018, from CEFA.com. The peer group used is the Lipper General and Insured Muni Debt Funds (Leveraged) group.

3 Source: Data as of 4/16/2018, from CEFA.com.

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Thank you very much for your time and attention in addressing these matters. If you have any questions, require further information, or wish to discuss this matter, please call the undersigned at 215.981.4659 or Joseph V. Del Raso, Esq. at 215.981.4506.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Mr. W. Thacher Brown, Chair of the Board of the Board of Trustees
Joseph V. Del Raso, Esq.
Cassandre L. Juste, Esq.